Filed by Covad Communications Group, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: GoBeam, Inc.

Commission File No.: 000-25271

On March 11, 2004, Covad Communications Group, Inc. hosted a dial-in conference call open to the public to discuss the previously announced agreement to acquire GoBeam, Inc. and the previously announced placement of $125 million in Senior Convertible Debentures. The text of the press release follows.

Susan Crawford:

Thank you for joining us today. On the call are Covad CEO and President Charlie Hoffman, Covad CFO Mark Richman, Covad General Counsel Jim Kirkland, Covad EVP of Sales Dave McMorrow and GoBeam CEO Bill Jarvis.

Before we begin I would like to read the following statement regarding information discussed on this call. This call is being held on Thursday, March 11, 2004 and the information discussed herein is based on the best information we have as of this date. During the course of this conference call, we may make estimates, projections or other forward-looking statements regarding future events or the future operational and/or financial performance of the company. The company disclaims any obligation to update any projections, estimates, or other forward-looking statements. We caution you that such statements are just projections and actual events or results may differ materially based on certain risk factors. For a list of these factors, we recommend that you review the company’s SEC filings, in particular the risk factor section of the company’s 10Ks and 10Qs as filed with the SEC.

A replay of this call is available at www.covad.com/companyinfo/investorrelations.

The information discussed in this call includes disclosure of EBITDA, which is not a prescribed term under accounting principles generally accepted in the United States. This non-GAAP financial measure does not directly correlate to net loss, net income, cash provided by or used in operating activities and may be defined differently by other companies.

It should not be used in isolation or as an alternative to our operating and other financial information as determined under accounting principles generally accepted in the United States. Please see our February 18, 2004 press release for reconciliations of EBITDA to net loss. Disclosure regarding management’s use of this item can be found on pages 10 and 11 of that press release.

One final point before Charlie speaks, the purpose of today’s call is to clarify Covad’s strategic positioning with the new financing and GoBeam acquisition. Our first quarter guidance remains the same and we will provide future guidance on our regular first quarter results call, which will be scheduled after quarter close.

So now let me turn the call over to Charlie.

Charlie Hoffman:

Thank you, Susan, and thanks to all of you for joining us for today’s call.

Last week was a very significant week for Covad. We made two major announcements that greatly solidify the future of Covad and position us for continued success, both operationally and financially…our new financing and our acquisition of Voice over Internet Protocol operator GoBeam. Both transactions generated many questions from the financial community that we hope to address today.

Unfortunately, last week’s DC Circuit Court decision on the FCC’s Triennial Review Order created some distraction from our announcements and their importance to Covad. While we would have preferred to avoid overlap, these transactions were nearing completion and we elected to proceed with them.

So with the number of questions we are being asked, we decided to conduct today’s conference call to clarify details and clear up any confusion. I will open by talking about the deals. Then Bill, Mark and Jim will join me in answering your questions about the financing, GoBeam and the DC Court action.

First, let me start with the financing.

Last week we announced our intention to issue $75 million of Convertible Senior Debentures due in 2024, to qualified institutional buyers. Due to the oversubscription of the debentures, we increased the offering to $125 million.

Some people have asked if this financing was necessary to keep Covad afloat and if we were in financial difficulty. Let me stress that this is absolutely not the case.

We chose to raise capital now to support our strategic initiatives that will take advantage of additional revenue and cash-flow generating opportunities that we believe will increase shareholder value.

Since our emergence from bankruptcy, we have maintained that our existing cash resources provided for a fully funded business plan with the target of reaching cash flow-positive by mid year 2004. Within our preexisting plan, we remain on track to achieve these objectives.

In fact, our performance over the past year and our improved financial position, including the achievement of EBITDA positive in the fourth quarter of 2003 – one quarter ahead of plan – is what put us in the position to access capital markets and take advantage of the financing opportunity.

The additional capital raised allowed us to replace the only debt we had on our books, $57 million of debt and accrued interest to SBC that dates back to our emergence from bankruptcy. In fact, we paid off that obligation today. The SBC loan had an 11 percent interest rate while the new capital is at a 3 percent annual rate, saving us approximately $1.75 million per year in interest payments.

More important, this financing allows us to seize and exploit a critical growth and revenue generating opportunity – Voice over IP through the GoBeam acquisition. We believe that VoIP is real, and forward looking companies that move first in this space, with real products and services not press releases, will reap great rewards and increase shareholder value.

I want to emphasize, though, that we will go about this with the same tight financial discipline and relentless focus on execution that has brought us to where we are today.

Having lived through the telecom bubble, we have certainly learned the lessons of the past. But we also need to keep our eye on the future and make prudent investments to secure and enhance Covad’s position in the marketplace.

For now, the most important strategic initiative for Covad, along with line splitting, is Voice over IP. Our acquisition of GoBeam not only accelerates Covad’s entry into the growing Voice over IP market, but it also is a major step in transforming Covad from a broadband company into an integrated voice and data communications provider. It also best positions us to continue to meet the needs of our critical partners, such as AT&T, as they pursue their own VOIP and local voice strategies.

Not many people know that the derivation of our brand Covad comes from the following:

Combined Voice and Data.

For the past few years, we have primarily been a broadband data company using voice lines to provide service.

Now, with the acquisition of GoBeam, we truly begin living up to that brand definition of combining voice and data by providing not only a broadband connection, but also an integrated package of voice access services and applications for businesses and, ultimately, consumers. For our partners, we will provide a menu of access services and applications which they can tailor to their own needs.

There are several reasons and benefits for Covad to take a leadership role in the Voice over IP business. Chief among them are to:

•	Rapidly increase and diversify our revenue portfolio
•	Provide an alternative to ILEC voice services
•	Increase customer retention through bundles
•	Increase Revenue per Customer
•	And to support Covad’s strategic partners with a turn-key VoIP solution to market to their customers

Let me address a couple of these items in more detail. The acquisition of GoBeam greatly accelerates our entry into the Voice over IP market. Rather than taking months to build the necessary systems to offer VoIP, we acquired a company that’s already been in the business for four years.

When the deal closes in May, Covad will immediately assume the 250 customers and 13,000 stations that GoBeam already has in service, and the revenues that go with them. There are no technical integration issues. In fact, integration planning is already under way and we will move immediately upon close to expand the VoIP services into other markets throughout our nationwide network.

The GoBeam acquisition jumpstarts our voice business by many months and gives us instant credibility in the Voice over IP market, which many people view as the killer app for Broadband.

The acquisition allows us to leverage Covad’s existing nationwide broadband network and systems capabilities with GoBeam’s existing Voice over IP product offerings and expertise.

Our ability to deliver broadband access sets us apart. Companies that have been in the news making Voice over IP announcements typically do not have broadband capabilities. They depend on someone else’s broadband solution to deliver VoIP.

We own and manage the network to provide VoIP services. That gives us a substantial advantage over other providers in that we control the Quality of Service from end to end.

By combining Covad’s nationwide broadband network with GoBeam’s market-leading VoIP services we expect to greatly accelerate the national availability of VoIP and communications services bundles eventually reaching more than 100 of the top Metropolitan Statistical Areas (MSA) in 35 states.

On the direct side of our business, the acquisition will provide an immediate revenue contribution from the business-grade VoIP services GoBeam already offers with the potential to substantially increase that revenue much faster than if both companies were to go it alone.

We can take advantage of GoBeam’s existing sales channels while quickly integrating their products into Covad.net and offering them to our Strategic Partners and our 3,000 agents and resellers.

We plan to leverage GoBeam’s existing award-winning small business VoIP platform to continue focusing on the small business market and then expand the suite of products nationwide over the course of 2004. We will then leverage this small business expertise to eventually offer Voice over IP to the consumer market sometime in 2005.

Voice over IP is poised to shift technology and delivery paradigms within the telecommunications industry. According to a report by In-Stat/MDR, by 2007 the U.S. VoIP market is expected to grow to more than five million subscribers, a five-fold increase over 2002. And the Internet Protocol-PBX market, which GoBeam serves today, is expected to grow from the current 100,000 lines to more than 1.7 million lines by 2007, according to Forrester Research.

This projected growth in VoIP and the resulting demand it will generate for broadband opens up a huge window of opportunity for companies like Covad that aggressively position themselves in the market.

While we will look to optimize this opportunity, our initial goal is to obtain an annual run rate in revenues in excess of $150 million within a three year period that should contribute in excess of $75 million of incremental EBITDA profitability. Our ability to meet and / or exceed this goal will largely be dependent upon our ability to ramp these services throughout our footprint.

Adding GoBeam and Voice over IP to our core foundation is a natural progression in building our business. This combination has already been recognized by many.

For example, Om Malik of Business 2.0 has written about VoIP and how Covad is well positioned to capitalize on the opportunity. He said that VoIP is the real threat to monopoly local phone companies and that our acquisition of GoBeam “just raised the stakes”. The headline to one of his stories, in my opinion, clearly captures what this acquisition is all about. It reads:

Covad: The Real Broadband Phone Company

And that’s exactly what we intend to be.

There’s another significant advantage to the GoBeam deal that was highlighted by last week’s DC Circuit Court decision.

By deploying Voice over IP, Covad will use our nationwide broadband network to carry local and long distance voice calls, resulting in much less dependence on the ILECs and much less exposure to a constantly shifting regulatory environment.

The FCC’s Triennial Review and the DC Circuit Court action have no impact on VoIP technology.

As to other aspects of the court decision, we believe that preservation of UNE-P is best for competition and to maximize the voice services opportunity for our partners using this platform.

Nonetheless, Covad is prepared to support our partners if they are required to transition from UNE-P to facilities-based solutions using our nationwide, independent facilities-based network.

Line-splitting using UNE-L loops remains preserved in its entirety. And this is important to Covad because provisioning UNE-L is something Covad does every day.

Most of our business class services are provisioned on UNE-L loops. Line-splitting also can be done with UNE-L allowing Covad to continue partnering with competitive voice providers to offer integrated bundles of voice and data. And UNE-L loops can also be used for Voice over IP.

Thus, Covad can and will succeed under either scenario.

The Court did affirm the FCC’s finding that the Baby Bells are obligated to continue to provide access to their networks under Section 271 of the Act, which sets forth the conditions under which the Baby Bells were permitted to provide long distance service, even where such access is no longer required as a result of the Triennial Review unbundling decisions. We have used this aspect of the FCC’s decision successfully to obtain continued access to line sharing at the state level.

As competitive voice carriers adjust their business plans to respond to this ruling, Covad will be right there with them, ready to offer access to our nationwide network and customer service and support.

Before taking your questions, I want to comment on another announcement we made today.

Covad and AOL have launched a new offer for broadband connectivity for existing and new AOL customers. Covad’s Broadband Connect product is a new class of high-speed DSL connection without any accompanying content or applications.

As I mentioned in our fourth quarter results call, AOL recently stopped taking orders for their direct sales of broadband service.

This new agreement not only sustains our existing relationship with AOL, maintaining our access to AOL’s large customer base, but also is a strategic step in developing new sales opportunities to diversify and grow revenue. What makes this agreement different is the way Covad’s service will be sold – as an access-only product at an affordable price.

Covad’s Broadband Connect product is a national high-speed DSL connection without any accompanying content or applications, offering connection speeds of up to 1.5 megabits per second downstream for $34.95 a month. An additional plan offering connection speeds of up to 3 megabits per second downstream for $39.95 a month will become available to consumers later this year.

To make it easy for customers to purchase Covad’s Broadband Connect product, AOL has also introduced a new High Speed Internet Options™ service that allows consumers nationwide to sign-up for the AOL for Broadband service and purchase Covad Broadband, listed as “AOL for Broadband Powered by Covad” at the same time.

We continue to work with all of our partners to find new ways to sell broadband and continue our growth. For example, AT&T this month launched a trial on its website of a promotional offer of DSL for $29.95 per month on a 12-month contract. And we’re working with other partners on promotions that will launch in the coming weeks to increase sales.

So in summary, I hope you can see why we are so excited about the activities of recent weeks. While we have work to do to restore our line count to expected growth levels…we are extremely well positioned to achieve those goals.

And, more importantly, the GoBeam acquisition and the new financing position us to fuel even higher growth in revenues and line count, and to become a leading integrated voice and data communications provider making Covad the real broadband phone company.

Now I’ll open it up to questions. Remember, we have Bill Jarvis here from GoBeam who can answer your questions about VoIP and their products, along with Mark Richman, Jim Kirkland and Dave McMorrow from Covad.

(Q&A)

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